United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Synthetic Map of the remote voting procedure - EGM of 12/21/2022

Vale SA (“Vale” or “Company”) informs that, pursuant to the CVM Resolution n. 81/2021, it has received the synthetic voting map, related to the consolidation of voting instructions transmitted by shareholders to their Custody Agents, Central Securities Depository and Bookkeeping Agent, which identifies the votes for each item on the distance voting ballots (BVDs), including the matters submitted to the deliberation of the Extraordinary General Meeting (“EGM”) to be held on December 21st, 2022.

The information on the synthetic voting map is available on the attached spreadsheet¹, which presents the votes of 1,303,963,873 shares for the EGM, representing approximately 29% of the Company’s voting capital.

The Company clarifies that the synthetic voting map presented today does not include the votes (i) recorded on distance voting ballots received directly by the Company and (ii) of American Depositary Receipts’ holders, represented in the AGM by Citibank, as the depositary bank.

Rio de Janeiro, December 19th, 2022.

Gustavo Duarte Pimenta

Executive Officer for Investor Relations

¹ On the attached spreadsheet, the " Abstain" column considers the blank votes, null votes, and abstention.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Vale's EGM 12/21/2022 Synthetic Map of the remote voting procedure
Resolution	Vote	Qtty. Shares
1. Amendments of wording	Approve	1,299,411,084
	Reject	0
	Abstain	4,552,789
2. Changes in Board of Directors and Executive Board meetings	Approve	1,299,396,741
	Reject	17,243
	Abstain	4,549,889
3. Changes in the authorities of the Board of Directors and the Executive Board	Approve	1,299,393,841
	Reject	0
	Abstain	4,570,032
4. Provisions about the Advisory Committees to the Board of Directors	Approve	1,299,393,841
	Reject	0
	Abstain	4,570,032
5. Consolidation of the Bylaws to reflect the changes approved in the Meeting	Approve	1,299,411,084
	Reject	0
	Abstain	4,552,789

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: December 19, 2022		Head of Investor Relations